April 2011

Pricing Sheet No. 27 dated April 5, 2011 relating to Preliminary Terms No. 27 dated March 24, 2011
Registration Statement No. 333-169119
Dated April 5, 2011
Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Fixed Rate Callable Range Accrual Notes due April 8, 2026
Based on 6-Month USD LIBOR and the S&P 500® Index

Subject to early redemption and as further described below, interest will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to the product of (i) 8.00% per annum and (ii) the number of calendar days in the applicable Interest Period on which (a) the S&P 500® Index Level was greater than or equal to 925 and (b) 6-month USD LIBOR is greater than or equal to 0.00% and less than or equal to 6.50%, divided by (iii) the total number of calendar days in that Interest Period; subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 8.00% per annum. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$27,000,000
Issue Price:	Variable Price Re-Offer(1)
Original Trade Date:	March 28, 2011
Original issue date:	April 8, 2011
Maturity Date:	April 8, 2026, subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Other (see description in this pricing supplement)
Day Count Convention:	30/360
Reference Asset/Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01) and S&P 500® Index (see “Index” below and “The S&P 500® Index” in this pricing supplement).
Reference Rate Index Maturity:	6 months
Maximum Interest Rate:	For any Interest Period, the Inside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.
Minimum Interest Rate:	For any Interest Period, the Outside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.

Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:
(a) the product of (1) the Inside Range Rate and (2) the applicable Accrual Factor; and
(b) the product of (1) the Outside Range Rate and (2) one minus the applicable Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which (A) the level of the Reference Rate observed on that day is within the Reference Rate Range—that is, above the Lower Barrier and at or below the Upper Barrier; and (B) the S&P 500® Index Level observed on that day is greater than or equal to the S&P 500® Index Barrier, divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period is not an Index Business Day or if the S&P 500® Index is subject to a Market Disruption Event, then the S&P 500® Index Level will equal the S&P 500® Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index:

S&P 500® Index (the “Index”). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth herein under “The S&P 500® Index” and the section entitled “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

S&P 500® Index Level:

For any Index Business Day, the closing level of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the prospectus supplement.

Inside Range Rates and Outside Range Rates:	For Interest Periods commencing on or after:	Inside Range Rate (per annum)	Outside Range Rate (per annum)

	Original Issue Date	8.00%	0.00%
Reference Rate Range (the “Range”)	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier

	Original Issue Date	0.00%	6.50%
S&P 500® Index Barrier:	For Interest Periods commencing on or after:		S&P 500® Index Barrier

	Original Issue Date		925

Fixed Rate Callable Range Accrual Notes due April 8, 2026
Based on 6-Month USD LIBOR and the S&P 500® Index

Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted

Interest Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on the 8th day of each January, April, July and October, commencing on July 8, 2011 and ending on the Maturity Date or the Early Redemption Date.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on April 8, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KFM8
ISIN:	US06738KFM80
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

(1) Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $32.50 per $1,000 principal amount, or 3.25%, resulting in aggregate proceeds to Barclays Bank PLC of $26,122,500. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, THE RELATED PROSPECTUS SUPPLEMENT, PROSPECTUS AND INDEX SUPPLEMENT, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

Preliminary Terms No. 27 dated March 24, 2011;
Prospectus dated August 31, 2010;
Prospectus Supplement dated August 31, 2010; and
Index Supplement dated March 16, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated March 16, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays Capital Inc.